UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☑ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q       ☐ Form 10-D    ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended:  June 30, 2010

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

If the notification relates to a portion of the report checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

THE CENTER FOR WOUND HEALING, INC.

Full Name of Registrant

155 WHITE PLAINS ROAD, SUITE 200
TARRYTOWN, NEW YORK 10591

Address of Principal Executive Office (Street and number)
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (“2010 Form 10-K”), required to be filed by The Center for Wound Healing, Inc. (the “Company”), will be delayed due to the Company’s need to complete the Company’s consolidated financial statements to be included in the 2010 Form 10-K to reflect waivers by the Company’s secured lenders of failures to comply with certain covenants.  The Company has reached agreements in principle with such lenders, and definitive documents effectuating such agreements are in the process of being put in final form.

The Company is delaying the filing of the 2010 Form 10-K to ensure that the financial information (including its audited consolidated financial statements for the fiscal year ended June 30, 2010) to be included therein, will reflect such agreements in principle.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

ANDREW G. BARNETT	(914) 372-3150
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is currently anticipated that the Company’s net loss for the fiscal year ended June 30, 2010, that will be reflected in the earnings statements to be included in the 2010 Form 10-K will be approximately $6,989,000, which is approximately 67% greater than the loss of $4,178,000 for the fiscal year ended June 30, 2009.  As will be more fully reported in the 2010 Form 10-K, this change in results of operations was due primarily to $1.7 million of lower gross margin resulting from increased center staffing, continuing deployment of the Company’s improved electronic medical records system, improvements and greater participation in the Company’s employee benefits plans, and slightly lower revenues; $1.4 million of higher General and Administrative expense  primarily due to higher payroll and payroll related costs for business development, marketing, center management, and corporate staff;  $1.5 million of higher net interest expense due to an increase in the principal amount of the Bison Note, the result of adding accrued interest to the Note principal; $0.6 million of higher bad debt expense related to the Company’s assessment of its accounts receivable allowance; offset by $2.9 million of income for the year ended June 30, 2010 due to the decrease in the fair value of the warrant obligation for the year.  However, the Company’s consolidated financial statements for the year ended June 30, 2010 have not yet been finalized.

THE CENTER FOR WOUND HEALING, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2010	By:	/s/ Andrew G. Barnett
Andrew G. Barnett
Chief Executive Officer